Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 – Name and Address of the Company

Pretium Resources Inc.
Suite 2300, Four Bentall Centre
1055 Dunsmuir Street
PO Box 49334
Vancouver, BC V7X 1L4

Item 2 – Date of Material Change

March 9, 2022

Item 3 – News Release

A news release relating to the material change described herein was disseminated on March 9, 2022 through GlobeNewswire. The news release was subsequently filed on SEDAR.

Item 4 – Summary of Material Change

On March 9, 2022, Newcrest Mining Limited (“Newcrest”) announced the successful completion of the previously announced acquisition of Pretium Resources Inc. (“Pretivm”) by Newcrest.

Item 5 – Full Description of Material Change

Item 5.1 – Full Description of Material Change

Effective on March 9, 2022, Newcrest acquired all of the issued and outstanding common shares of Pretivm (the “Pretivm Shares”) pursuant to an arrangement agreement dated November 8, 2021 (as amended on December 13, 2021 and on January 19, 2022) by and among Newcrest, Pretivm, Newcrest BC Mining Ltd., an indirect wholly-owned subsidiary of Newcrest, in accordance with a court-approved plan of arrangement (the “Arrangement”) under the Business Corporations Act (British Columbia).

Pursuant to the Arrangement, Pretivm shareholders had the option to elect to receive C$18.50 per Pretivm Share in cash or 0.8084 ordinary shares of Newcrest (the “Newcrest Shares”) per Pretivm Share, subject to proration to ensure aggregate cash and Newcrest Share consideration each represented 50% of the total transaction consideration. Pretivm shareholders who did not elect cash or Newcrest Shares received default consideration of C$9.25 per Pretivm Share in cash and 0.4042 Newcrest Shares per Pretivm Share.

As a result of the Arrangement, Pretivm has become an indirect wholly owned subsidiary of Newcrest.

The common shares of Pretivm were delisted from the Toronto Stock Exchange at the close of trading on March 11, 2022 and will be delisted from the New York Stock Exchange on March 21, 2022. Pretium has also applied to cease to be a reporting issuer (or equivalent thereof) in all applicable Canadian jurisdictions.

Further details regarding the Arrangement can be found in the management information circular of Pretivm dated December 16, 2021 available on SEDAR under Pretivm’s profile at www.sedar.com.

Item 5.2 – Disclosure for Restructuring Transactions

Not applicable.

Item 6 – Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 – Omitted Information

Not applicable.

Item 8 – Executive Officer

Vladimir Cvijetinovic
Director
Phone: (604) 556-8781

Item 9 – Date of Report

March 16, 2022

Cautionary Note Regarding Forward-Looking Information

This material change report contains statements which constitute “forward-looking information” within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of Pretivm with respect to future business activities and operating performance.  Forward-looking information is often identified by the words “may”, “would”, “could”, “should”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” or similar expressions and includes information regarding the application of Pretivm to cease to be a reporting issuer.

Investors are cautioned that forward-looking information is not based on historical facts but instead reflect Pretivm management’s expectations, estimates or projections concerning future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made.  Although Pretivm believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. This forward-looking information may be affected by risks and uncertainties in the combined business of Newcrest and Pretivm and market conditions.  This information is qualified in its entirety by cautionary statements and risk factor disclosure contained in filings made by Newcrest and Pretivm with the Canadian securities regulators, including Newcrest’s annual information form, financial statements and related MD&A for the financial year ended June 30, 2021 and Pretivm’s annual information form, financial statements and related MD&A for the financial year ended December 31, 2021 filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although Pretivm has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended.  Pretivm does not intend, and do not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.